Exhibit 99.(2)(d)

UBS PACE SELECT ADVISORS TRUST

CERTIFICATE OF VICE PRESIDENT AND ASSISTANT SECRETARY FOR BOARD RESOLUTIONS APPROVING BYLAW AMENDMENTS

I, Keith A. Weller, Vice President and Assistant Secretary of UBS PACE Select Advisors Trust (the “Fund”), hereby certify that, at a duly convened meeting of the Board of Trustees of the Fund held on November 15, 2006, the Board of Trustees duly and unanimously approved the following preambles and resolution:

WHEREAS, the Nominating and Corporate Governance Committee of the Board has recommended to the full Board that the Board’s mandatory retirement age be changed from 72 to 74; and

WHEREAS, the Board has accepted the Nominating and Corporate Governance Committee’s recommendation and has determined that it is in the best interest of the Fund to change the Board’s retirement age policy;

NOW, THEREFORE, BE IT

RESOLVED, that pursuant to the relevant section of the Fund’s Amended and Restated Bylaws (the “Bylaws”) concerning amendments to the Fund’s Bylaws, Article II, Section 2 of the Fund’s Bylaws be, and it hereby is, amended to read as follows:

Section 2. Retirement of Trustees. Each Trustee who has attained the age of seventy-four (74) years shall retire from service as a Trustee on the last day of the month in which he or she attains such age. Notwithstanding anything in this Section, a Trustee may retire at any time as provided for in the governing instrument of the Fund.

IN WITNESS WHEREOF, I have signed this certificate as of the 22nd day of March, 2007.

UBS PACE SELECT ADVISORS TRUST

By:	/s/ Keith A. Weller
Name:	Keith A. Weller
Title:	Vice President and Assistant Secretary

New York, New York (ss)

Subscribed and sworn before me on this 22nd day of March, 2007.

/s/ Clara C. Diaz
Notary Public

Clara C. Diaz Notary Public, State of New York No. 01 DI6027450 Qualified in New York County Commission Expires Oct. 20, 2007